Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
of the Securities Exchange Act of 1934

Subject Company:
ABN AMRO Holding N.V.
Commission File Number: 001-14624

Dear colleagues,

I would like to begin my message by expressing my sadness following the recent plane crash in Brazil and the death of four Brazilian colleagues in this tragedy. My sincere sympathy goes out to those who lost loved ones. We are doing everything we can to support the families affected.

Although this tragedy makes it difficult to talk about the work ahead, I need to update you on some key developments since the Supreme Court ruling last week confirming we can proceed with the sale of LaSalle to Bank of America. I updated you on the implications of the Supreme Court ruling in my previous message.

We now have two proposals on the table for our bank, and shareholders will have to make a choice as to which offer they will tender their shares when the tender period starts. The formal offer period does not start until a bidder launches an offer with documentation to shareholders and typically lasts for a minimum of 30 days (although it can be extended). We are committed to ensuring a fair and transparent process for our shareholders, and to representing the interests of all our stakeholders. I explain below the latest developments regarding the proposals.

On Monday morning, the consortium made a revised proposal for the bank. As we said in our press release on 18 July, this proposal does not include LaSalle, and now allows us to share information with the three banks and receive further clarification of their plans. This is an important development as the consortium had previously made its offer conditional on the purchase of LaSalle. The consortium's offer will be launched on Monday, 23 July.

On Thursday, Barclays informed us that the AFM (which regulates the financial markets in the Netherlands) granted it an extension until 6 August to launch its offer. The bank needed more time to complete the regulatory review processes relating to the documentation and also said it would reconsider the structure of its offer.

On Wednesday, 18 July, the VEB (an association representing Dutch retail shareholders) announced they would withdraw their request to the Enterprise Chamber to appoint three additional members to the Supervisory Board to exclusively oversee the bidding process. We have always stressed that there was no legal or rational reason for their request and that it was not in anyone's interest, including our clients and shareholders. Our view – that this would have been irresponsible and disruptive, only prolonging uncertainty – was supported by large institutional investors, trade unions, the Central Works Council, the Dutch Central Bank, as well as the consortium. We assume that this was behind the VEB's sudden change of mind.

I will keep you informed.

Kind regards,

Rijkman Groenink
Chairman of the Managing Board

This is an announcement pursuant to article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. ("ABN AMRO"). Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC ("Barclays"); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information and Where to Find it
In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays expects that it will file with the US Securities and Exchange Commission a Registration Statement on Form F-4 which will contain a prospectus, a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.